Mail Stop 3561

October 23, 2008

Ms. Sarah Jackson, Chief Financial Officer
Mod Hospitality, Inc.
11710 Old Georgetown Road, Suite 808
North Bethesda, Maryland 20852

      Re: **Mod Hospitality, Inc. (fka PSPP Holdings, Inc.)**
            Form 10-KSB for the year ended December 31, 2007
            Filed February 13, 2008
            File No. 000-24723

Dear Ms. Jackson:

We have reviewed your response letter dated September 30, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended December 31, 2007

Financial Statements, page 9
Consolidated Balance Sheets, page 11

1.   We note from your response to our previous comments that the $300,000
        investment in Oxford Knights International should have been written off in 2007.
        We further note that you acquired 100% of the stock of Fabricating Solutions,
        whereby that company was supposed to become a wholly owned subsidiary of
        PSPP Holdings. Please tell us how you originally accounted for the acquisition of
        Fabricating Solutions in 2002, including the issuance of your common shares to
        Oxford Knights International. Your response should address the assets and
        liabilities acquired, the values assigned to each, the value of the 1,970,000 shares
        given to Oxford Knights International and the journal entries made to your
        financial statements to clearly indicate your accounting treatment. Your response
        should also include the exact way in which you plan to write off your holdings in
        Fabricating Solutions, addressing which assets will be written off and why.

2.   We see from your response to our prior comment 2 that in 2005, the company
        acquired 100% of the stock of Dream Investments TV and that you will reclassify
        the $58,000 as an investment on your balance sheet. It appears as though Dream
        Investments TV has become a wholly owned subsidiary considering that you
        acquired 100% of the issued and outstanding shares. As such, please tell us, and
        revise your filing to disclose the nature and amounts of the assets and liabilities
        acquired and to explain how you will record these assets and liabilities in your
        financial statements.

3.   We note from your response to our prior comment 3 that the $45,000 received
        from three investors during 2006 was "misstated" and should have been recorded
        as "investment income." We also note from your response that the $45,000 was
        received from three investors in exchange for loans payable by the company
        which have been paid off by the company since that time. If the $45,000
        represented loans payable by the company, we are unclear as to why the
        "misstated" amounts should be reflected in your financial statements as
        investment income. Please explain in further detail why you believe treatment as
        investment income is appropriate. We may have further comment upon receipt of
        your response.

4.   We note from your response to our prior comment numbers 2 and 5 that in
        November of 2007, the company agreed to rescind the eSafe acquisition. We also
        note from your response to our prior comment number 5, that in connection with
        the rescission of this agreement, the shares issued to UC Hub to acquire eSafe
        were returned to various entities affiliated with control persons of the company.
        This information is inconsistent with the disclosures included in Note 2 to your

financial statements which indicate the shares issued to UC Hub for eSafe have been placed in the company's treasury. Please clarify how the shares issued to UC Hub for eSafe were treated in connection with the rescission of the eSafe transaction. If they were not returned to the company, please explain why. We may have further comment upon receipt of your response.

5.   In a related matter, please clarify why the company's liabilities were reduced by $844,199 during 2007 as a result of the rescission of the eSafe, Inc acquisition transaction.

Consolidated Statement of Changes in Shareholders' Equity/(Deficit), page 15

6.   We note from your response to our prior comment 8 that the 5,000,000 shares issued to Larry Wilcox will be returned to the company for cancellation. Therefore, it is unclear why the shares issued for services on 7/12/07 in your restated statement of changes in shareholders' equity still reflects the 7,000,000 shares issued without also reflecting the cancellation of 5,000,000 of those shares. Furthermore, we note that the net income amounts posted to accumulated deficit do not agree to the net income/loss amounts per your financial statements as included in your 12/31/07 10-KSB. To the extent your restatements have affected your net income amounts, please reconcile the net income/loss per your 12/31/07 10-K for the years ended December 31, 2007 and 2006 with the amounts presented in your restated statement of changes in shareholders' equity as included in your September 30, 2008 response.

Notes to Consolidated Financial Statements, page 16
Note 5 – Capital Stock, page 19

7.   Your response to our prior comment 8 indicates that the 5,000,000 shares issued to Larry Wilcox are to be canceled and he will not be compensated for his services. Please tell us how you plan to effect the cancellation of shares in your restated financial statements.

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You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief